UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934



                          21st CENTURY HOLDING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    90136Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               CUSIP No. 90136Q100


    1       NAMES OF REPORTING PERSONS          Wallace J. Hilliard
                                      ------------------------------------------

            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                                                ----------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

    3       SEC USE ONLY
                        --------------------------------------------------------


    4       CITIZENSHIP OR PLACE OF ORGANIZATION                       U.S.A.
                                                --------------------------------




         NUMBER OF               5      SOLE VOTING POWER               0
           SHARES                                        -----------------------
        BENEFICIALLY             6      SHARED VOTING POWER       302,680(1)
          OWNED BY                                         ---------------------
            EACH                 7      SOLE DISPOSITIVE POWER          0
         REPORTING                                             -----------------
           PERSON                8      SHARED DISPOSITIVE POWER  302,680(1)
            WITH                                                ----------------

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON                                                302,680(1)
                                                                  ------------

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9         9.56%(2)
                                                           ---------------------

    12      TYPE OF REPORTING PERSON (See Instructions)              IN
                                                       -------------------------
-----------------

1 Represents 280,980 shares of Common Stock held in trust, 8,000 shares of Common Stock held in an irrevocable trust account, 4,400 shares of Common Stock held in Mr. Hilliard's IRA account and 9,300 shares held in the Hilliard Limited Partnership in which Mr. Hilliard is a general partner.

2 Calculated on the basis of 3,165,201 shares of Common Stock outstanding on May 9, 2001.

Item 1(a).        Name of Issuer:

                  21st Century Holding Company

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  4161 NW 5th Street
                  Plantation, FL  33317

Item 2(a).        Name of Person Filing:

                  Wallace J. Hillard

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  2610 Bulrush Lane
                  Naples, FL 34105

Item 2(c).        Citizenship:  See Item 4 on Cover Page

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 Par Value

Item 2(e).        CUSIP Number:

                  90136Q100

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership:

                  (a)      Amount Beneficially Owned:    302,680(1) shares.
                                                       -------------------------

                  (b)      Percent of Class:      9.56%(2)
                                             -----------------------------------
-----------------

1 Represents 280,980 shares of Common Stock held in trust, 8,000 shares of Common Stock held in an irrevocable trust account, 4,400 shares of Common Stock held in Mr. Hilliard's IRA account and 9,300 shares held in the Hilliard Limited Partnership in which Mr. Hilliard is a general partner.

2 Calculated on the basis of 3,165,201 shares of Common Stock outstanding on May 9, 2001.


                                Page 3 of 5 Pages

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct to vote         0
                                                                        --------

                  (ii)     shared power to vote or to direct the vote   302,680
                                                                        --------

                  (iii)    sole power to dispose or to direct the
                           disposition of                                  0
                                                                        --------

                  (iv)     shared power to dispose or to direct
                           disposition of                                302,680
                                                                         -------

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  Not applicable.



                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 11, 2001                                /s/ Wallace J. Hilliard
                                                    -----------------------
                                                    Wallace J. Hilliard